Filed by: The Williams Companies, Inc.

                    Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Barrett Resources Corporation
                                              Commission File No. 1-13446



             Transcript of the Williams Conference Call held on May 7, 2001

                                                   WILLIAMS COMPANIES
                                                 Host:  Keith Bailey
                                           May 7, 2001/9:00 a.m. CDT
                                                              Page 1


                             WILLIAMS COMPANIES

                                May 7, 2001
                               9:00 a.m. CDT


Moderator                  Ladies and gentlemen, thank you for standing by,
                           and welcome to the joint Williams and Barrett
                           Analyst teleconference call. At this time, all participants are in a listen-only mode. Later, we will be on a question and answer session. And
                           I will give you instructions at that time.
                           Should you require assistance while you're on this call simply press 0 then star and an operator will come on the line to assist you. As a reminder, today's conference call is being recorded. It will also be replayed. Please stay on the line at the conclusion of the call for the replay information.

                           I would now like to turn the conference over to the Chairman of the Board and the Chief Executive Officer of Barrett Resources, Mr. Peter Dea. Please go ahead.

P. Dea                     Thank you.  Good morning from Denver, Colorado.
                           Welcome to the Barrett Resources and Williams Conference call. I am Peter Dea, Chairman and Chief Executive Office of Barrett, and with me today is Keith Bailey, Chairman, Chief Executive Officer and President of Williams.

                           We are pleased to have you join us this morning on such short notice. Barrett Resources announced today that it has reached a definitive agreement for the Williams Companies to acquire Barrett for 50% cash and 50% stock. Williams will acquire all of the outstanding shares of Barrett in a transaction valued at approximately $2.8 billion, including the assumption of about $300 million in debt. Based on Williams' closing price on Friday, May 4, 2001, the transaction has a blended value of $73.32 per share.

                           Before I turn the call over to Keith Bailey to take you through the details of what this merger means for our two companies, I'd like to just spend a few brief moments to share some of my thoughts on our process and what this means for Barrett. Barrett's Board of Directors and I are very excited to have accomplished this extremely successful transaction for our shareholders, employees and customers. The process was designed to maximize shareholder value, while keeping our interested parties on a level playing field. This is all a tremendous success.

                           Williams will benefit from Barrett's leading position in the Rocky Mountain Region, where we are at the forefront of natural gas exploration and production. Barrett's substantial acreage and natural gas reserves lie within some of the largest and least exploited natural gas basins in the lower 48 states. The acreage in reserves consists predominantly of natural gas located on properties where Barrett has a high working interest ownership, and Barrett operates over 90% of its production.

                           As most of you know, Barrett recently received a favorable ruling from the Colorado Oil & Gas Conservation Commission, allowing the company to add 212 billion cubic feet of proved gas reserves from 202 additional well locations in the Piceance Basin. As of April 30, 2001, Barrett's total proved gas and oil reserves equal 2.1 trillion cubic feet of gas equivalents, an increase of over 50% from December 31, 2000. The reserve additions demonstrate the inherent quality of Barrett's core holdings in the Rocky Mountains, and the success of our exploration and development strategy that we look forward to continuing as part of Williams.

                           We are very pleased that many of our employees, who have been the key to our success, will have exciting opportunities within Williams. We are also extremely pleased to receive William's equity, along with cash, which will allow our shareholders to continue to participate in the significant upside of the combined company.

                           After comments from Keith, we will have a question and answer period, and then adjourn this at 9:45, since we need to have an employee meeting here in Denver. I'd now like to turn it over to Keith Bailey.

K. Bailey                  Thank you, Peter.  As you saw in the Williams' Press
                           Release, this is a very exciting day for Williams. As I look back over the various acquisitions that we've made during the course of my career at Williams, I really have not thought of one that is a better fit, from the standpoint of both the value that we will receive from the transaction, as well as what it does for our company in a strategic sense.

                           We point out in the press release that this will be immediately accretive to earnings, that because of the structure of the agreement with half cash/half stock, it's being done in a way that strengthens our balance sheet and improves our credit ratios. We are acquiring a group of talented people, as well as ideally situated energy assets, that will reinforce our businesses comprehensively west of the Rockies. If you look at the map of where these reserves fall, the primary area of concentration for Barrett, they're an ideal fit and very complimentary to Williams and our position in the Rockies as well. We are a major gatherer and processor in this region, and this offers additional opportunities to that part of our business. We have major natural gas pipelines and gas liquids pipelines that move product out of the Rockies, and this provides an opportunity to reinforce growth in those parts of our company as well.

                           Most importantly, it is a very significant strategic acquisition, in that it balances the risk profile of our rapidly growing power portfolio, by enabling us to add significant additional new gas reserves, so that we have a physical hedge, and natural hedge, against the short position that's created as we add additional power generation facilities.

                           Another aspect that we find very attractive about this transaction is the fact that these are long-lived reserves, and have a high percentage of what we consider to be very good probable opportunities. It's an asset that will not only serve in the short-term, but offers the opportunity for long-term and steady growth.

                           Again, as we look at this from a Williams' perspective, I really can't think of a better acquisition from the standpoint of the immediate value that it should create for our shareholders, the long-term value that it should continue to add, and the strategic goal that it achieves of creating a good balance in the risk profile, as between our physical and natural gas position and our power generation position.

                           I think with that, it probably would be well to turn to your questions, and we'll do that at this time.

Moderator                  Our first question comes from the line of Jeff
                           Dieter of Simmons. Please go ahead.

J. Dieter                  Keith, Jeff Dieter with Simmons & Company.  Could
                           you talk about the synergy values that you're expecting, either from a cost savings perspective, or the synergy associated with the midstream or petroleum services businesses that you've got?

K. Bailey                  Jeff, from the standpoint of the traditional sorts
                           of synergies that you would see in a merger of two companies, one of the things that we have in this situation is just very little overlap. Each of the companies have had similar staffing philosophies, so I would guess that we would see synergies only in the $10 to $20 million range, because of that, as we said in the press release, our expectation is simply to roll our Rocky Mountain activities into the Barrett offices in Denver. As we look at the organization, we see that the substantial majority of the organization are important, and were an important part of the consideration that we had as we looked at doing this transaction.

                           From the standpoint of other synergies, clearly those will play out over time, but by being a major, actually probably the major natural gas producer in the Rocky Mountain Regions, we think this should steadily add to our ability to grow our gathering and processing businesses, our gas liquids business, and it can reinforce the expansions we have in our gas pipeline activities. As you know, we have a major expansion underway, both going to the West Coast and one leaving the Rockies and coming back to the mid-continent.

J. Dieter                  Good.  Can you talk a little bit about how you
                           would approach this acquisition from a hedging perspective? Would you consider costless collars? Would you lock in some hedging for a portion of the production? Would you talk about that a little bit?

K. Bailey                  Well, we will do this in the context of
                           our overall trading book. Remember at the outset that the physical gas provides a natural hedge to some of the short positions that we would have on gas in our power portfolio. We will simply need to look at this in the context of our overall book, and we will hedge appropriately according to that.

J. Dieter                  Thank you.

Moderator                  The next question comes from the line of Scott
                           Merviss of Glenview Capital. Please go ahead.

S. Merviss                 Yeah, Hi.  As far as the hedging, as you put on
                           power, you constantly hedge out the gas exposure as well, so would this acquisition make you long that gas at this point and as you put on power you won't have to hedge out? Can you go into a little bit further explanation?

K. Bailey                  No.  It does not make us long.  With the combined
                           production, we still would be short the gas that would be associated with the power portfolio that we have in place today, and as you know, that's grown to around 15,000 megawatts at the end of the first quarter. If you look at that, my recollection is that should be approaching a Bcf-and-a-half a day of natural gas, and obviously you have to make some heat rate assumptions, but in round numbers that's roughly the gas demand for that. We would be in generally a 50% hedged position with the physical gas, when you combine the production of the two companies as it develops out, concurrent with the full development of that 15,000 megawatts.

S. Merviss                 Okay.  Also, can you talk about what kind of
                           discount it was to buy Barrett versus going into the forward market and proceeding with your hedging as you've been going that way?

K. Bailey                  Well, it changes day-to-day, as you know, because
                           the forward market moves with every day's activities, but as your question obviously points out, it has been a reality that a transaction like this, and this transaction will be a discount to the forward market in terms of the trading market or the strip. I can't tell you today what the precise update is with regard to the level of that discount.

S. Merviss                 But presumably you took into consideration the
                           percentage of probability that you got gas out, and going through all those calculations when you were looking at, it was still cheaper to buy the physical assets than going forward, and doing it in the forward market?

K. Bailey                  Yes.  That was one of the elements we looked at.
                           The other thing we would observe is that the physical gas has a lot higher BTU content than the forward market strip. When you look at the reality of hedging and the strategic value that's created, you do have the ability to fill a significant percentage of your requirements with physical gas. Depending on supply/demand balances at any point in time, we believe that can be strategically very important and certainly provides a moderating influence on the risk profile of Williams' power portfolio.

S. Merviss                 Okay.  Thanks.

Moderator                  The next question comes from the line of Ray
                           Deacon of Dain Rauscher. Please go ahead.

R. Deacon                  Good morning.  Keith, I had a question about how
                           you looked at the stock and valued it, in terms of either net asset value? What was your main valuation criteria, was it EBIT DA multiple or asset value, Mcf in the ground? Could you just elaborate on that?

K. Bailey                  Well, our basic evaluation tool is the discounted
                           cash flow analysis. As we look at the discounted cash flow returns, this fell very much in the fairway of the kinds of returns we look for with these kinds of activities. We also tested this against the entire range of ways that you might value this business, including comparable transactions, including cost per Mcf of gas in the ground. We went through the whole range of that as we considered it. As we look at it, we believe that the transaction measured by some of the comparables is sort of in the middle of the range of recent activities. As we look at the overall portfolio though, and what we consider to be very high-quality probables, we would actually assess the cost in the ground at a very attractive number.

R. Deacon                  Okay.  Just one more quick question.  They had some
                           oil properties in the Uinta Basin, would you consider those non-core, maybe sell some of the assets that are not gas-oriented?

K. Bailey                  Clearly, our businesses are gas dominated, but it's
                           premature to make any judgment with regard to any particular piece of the business. You are correct, in that we are gas dominated, both EMP business and company.

R. Deacon                  Okay.  Thanks.

Moderator                  The next question comes from the line of Jay
                           Unello, of UBS Warburg. Please go ahead.

J. Unello                  Good morning, Keith.  I know I'm a little ahead of
                           myself here, but given that the target is to get roughly 25,000 megawatts by year-end 2003 and 40,000 megawatts by year-end 2005. Given the momentum lately, where you're having great success in achieving those goals, and it looks like you're on track to blow those goals away, though there's no guaranties. Looking out over the next couple of years, is it fair to say we should be looking for other transactions to deliver this?

K. Bailey                  Well I do think you're a little ahead of yourself,
                           Jay. Obviously, this was an opportunity that was created really by an event that Barrett didn't precipitate, but based on that event, they engaged in a process that gave this a current reality. I think what we need to do is get through the process of getting these two companies put together smoothly. We will continue to be opportunistic. There will be times that this sort of opportunity presents itself, that we may in fact take a look at.

                           But from the standpoint of our own process, again, one of the real attractions of Barrett is the significant inventory of opportunities to drill and to build our gas production through the drill bit. That is one of the things that we think is most attractive, because we can do much of what we would hope to do from a hedging point of view with an orderly capital program.

J. Unello                  Okay.  Thank you.

Moderator                  The next question comes from the line of Louis
                           Sarks of Chesapeake Partners. Please go ahead.

L. Sarks Hi, and congratulations. A couple of questions, one of which is mechanical. Can you just go through the up front tender? Is that going to be a normal time frame tender, 20 business days, and then a back end merger, or is it going to be an exchange offer?

K. Bailey                  No, it will be a front end. You described
                           the tender correctly, and we'll attempt to begin moving on that, if not this week, early next week. We would anticipate that that would be done over the normal 20-day period, and then we would follow that with a second step merger process on the exchange ratio that was described in the press release.

L. Sarks If you do not get the 50% up front, is there a provision to make this a total one-step transaction?

K. Bailey                  This is a transaction that is conditioned on
                           getting the 50%.

L. Sarks Okay, but you could go to a one-step, I assume, if you decided that you needed to? If people really--

K. Bailey                  I have no reason to believe that we won't be
                           successful, under the structure that we have on the table.

L. Sarks Okay. My next question is for Peter. Thank you very much for maximizing shareholder value. I just wanted to know if you could tell us what, if anything, Shell has indicated to you all, in terms of their participation in the process or did they give you any indication that they bid and would not participate at these levels?

P. Dea Sure, well as you know, as of April 30th, we submitted a letter to Shell that was publicly released. That laid out very specific guidelines to the bidding process. That puts them on a level playing field with all of the other participants, who incidentally had previously signed confidentiality agreements and come to our data room. Shell had not signed the confidentiality agreement, had elected not to come to the data room, and they also elected not to participate in our process, following the April 30th letter.

                           Right from the very beginning, we have been very open about inviting Shell into our process, and they have, up to this point, elected not to participate in our process whatsoever.

L. Sarks So they did not participate in this last round here, or in any round, and you just have not heard from them, as to their pending tender offer?

P. Dea                     Everything that Shell has done has been
                           publicly disclosed, which they have to via their tender offer, so you've seen everything regarding their actions.

L. Sarks                   Okay.  Thank you.

Moderator                  The next question comes from the line of Stuart
                           Morrell of UBS Warburg. Please go ahead.

S. Morrell Good morning. I was curious, looking at the balance sheet impact of this transaction, I was curious to know what new, if any, balance sheet parameters you have for leverage? Just looking at this transaction, is this something that had been discussed previously with the rating agencies and what your expected outcome would be?

K. Bailey                  Well, because of the process that we've gone
                           through, we have not talked in advance to the rating agencies about this, but from a rating agency perspective, this ought to be viewed positively, because of the structure that we have used. It will improve both the balance in the balance sheet, I think by about one percentage point, in terms of debt to total cap.
                           It will actually be positive from a coverage ratio point of view as well, because it is accretive to earnings.

S. Morrell                 Thank you.

Moderator                  The next question comes from the line of Pierre
                           Connor of Hibernia. Please go ahead.

P. Connor                  Good morning.  I've got a couple questions, sort of
                           around valuations, mainly for Peter. On the reserves that you recently disclosed, could you tell us what percentage of that would be proved undeveloped on the 2.1 T's?

P. Dea                     Approximately 60% of that are PUDs of the total
                           2.1 Tcfe.

P. Connor                  Okay.  Then can you tell us what cap ex you would
                           have assigned to developing those?

P. Dea Well, we look at it on a per Mcf basis. We're in very, very attractive finding and development costs on the reserves in the Piceance, in the Powder River Basin. The Piceance F&D is in that $0.65 per Mcf range. In the Powder River coal bed methane, where we also released new reserves, you're looking about $0.30 per Mcfe, so extremely attractive finding costs in both of those core assets.

P. Connor                  Right.  Okay, Great.  Then a question for Keith.
                           You mentioned a lot of value on the probables. I wondered if you could characterize that a little more for us, kind of what percent of the value you would have assigned to the proved reserves, and what percentage of the valuation you have for the probables?

K. Bailey                  Well, probably the most straightforward way to
                           answer that would be you've seen the purchase price spread over the proved reserves in the press release, the $1.34. If you were to take the proved reserves and our risk weighting of the probable reserves, that number drops by over half. That gives you a sense of where we believe we came out in the mix.

P. Connor                  It sure does.  Okay, Great.  All right, very good.
                           Thanks.

Moderator                  The next question comes from the line of Bob
                           Christensen of First Albany. Please go ahead.

B. Christensen             Congratulations, guys.  I'm very happy about this.
                           Just give me a sense of this breakup fee though.
                           How are these things, termination fees, who determines them? Just briefly on that?

K. Bailey                  That's an element of the negotiation.

B. Christensen             Okay.  I guess the other question is that Barrett
                           has quite a trading desk. Does this get rolled into Williams in Tulsa, the Energy Trading Desk, and how do you plan, Keith, on keeping all the talent that Barrett has?

K. Bailey                  My sense, Bob, is that it's probably more
                           fairly characterized as a marketing operation, and we would anticipate moving the responsibility for the marketing risk management to our trading floor.

B. Christensen             Then how about some of the engineering, geologic
                           staff that has been so good working in the Rockies over the years, that Barrett has?

K. Bailey                  As I said in my opening comments, Bob, one of the
                           attractions of the talented work force and people that they have in the organization. What you do in a process like this, we have an energy services team here in Denver with us today, and that process of trying to lock down the talent will begin as we speak. As Peter said, we have an employee meeting coming up here in a few minutes, and we will start then and will continue that from this point forward.

B. Christensen             Great.  Congratulations to both of you.

Moderator                  The next question comes from the line of Irene
                           Hoff of Sanders, Morris, Harris. Please go ahead.

I. Hoff My questions have been answered. Congratulations, everybody.

Moderator                  Okay.  The next question comes from the line of John
                           Woodbury of Cobalt Capital.  Please go ahead.

J. Woodbury                Hi, guys.  Congratulations.  Listen, just a
                           question, you were saying that this transaction obviously reduces your short position. Could you comment on how short you would like to be over the next few years, or perhaps how hedged you'd like to be over the next couple of years?

K. Bailey                  Well, I don't know that we have a precise
                           number that we could pin down, but just speaking on a personal level, I'd like to see us have physical hedges in place at least in the 25 to 50% range. While that's a fairly wide range, it, I think, captures also the range of opinion that you might have within the Trading and Management group at Williams.

J. Woodbury                So the production coming out of Devon takes your
                           short book from what percent to what percent?

K. Bailey                  Well, we really don't have a lot of production
                           coming out of Devon, but the production that will come--

J. Woodbury                So you're long gas, you become more long gas,
                           obviously. Barrett, I'm sorry.

K. Bailey                  Yes, but the Barrett combined with ours should move
                           us up into that range, with the current
                           capacity.

J. Woodbury                From 20 to 50?

K. Bailey In that 25 to 50% range for the current operating capacity, and as we look at a drilling program, as we bring the balance of that 15,000 megawatts on line, I think it gives us the capability of staying in that range.

J. Woodbury                Would you rather buy more assets or start selling
                           more electricity?

K. Bailey                  We would like to do some of both. I don't
                           know that we necessarily need to buy assets, but we would like to grow both businesses, and we would like to grow them proportionately, because we think the strategic benefits of doing that are significant.

J. Woodbury                Great answer.  Thanks.

Moderator                  The next question comes from the line of Denatto
                           Easee of Merrill Lynch. Please go ahead.

D. Easee                   Good morning, gentlemen.  Congratulations as well.
                           Keith, I have a handful of quick questions. One is, how much of Barrett's production is currently hedged? How much do you have to work with on a leveraged basis?

                           Two, on the breakup fee, is it specific to the entire transaction or just the equity portion of the transaction, just to clarify that?

                           In step with Who Wants to be a Millionaire, is this your final answer, if Shell comes in and trumps your bid, where do you go from there? Thank you.

K. Bailey                  Let me answer the first question. I
                           believe roughly a third of the production is hedged currently. Those hedges have various durations and will burn off over time, and we will, as I say, move the production back into our overall risk management portfolio and hedge it in the context of our overall book.

                           From the standpoint of the breakup fee, I'm not sure I really understood your question, in the sense that without equity there's not a deal, so it is tied to the execution of this deal.

D. Easee Just as the breakup fee on the total transaction value?

K. Bailey                  Well the breakup fee is described in absolute
                           dollars, and you can apply that against whatever numbers you want to.

D. Easee                   I didn't get the ratios, so I apologize.

K. Bailey                  Yes.  The breakup fee is described in dollars in
                           the press release.

                           Then from the standpoint of your last question, that's not a polite question, and it's not one that I think warrants an answer.

D. Easee                   Okay.  Fair enough, Keith, and good luck with it.

K. Bailey                  Thank you, Denatto.

D. Easee One last question, you mentioned in your opening remarks that out of all the transactions that you've looked since you've made some acquisitions, this clearly is one of the best. Obviously, every time you've made an announcement the stock tends to take a bit of a beating early, but tends to rebound rather nicely. Even when you contrast this versus the Transco acquisition, could you kind of give us a flavor for the balance in that acquisition versus this one, in your overall opinion?

K. Bailey                  Obviously, with Transco we had a combination of the
                           market that didn't like it, that layered on top of the typical arbitrage of shorting the acquirer and going long on the acquired company that happens in virtually any merger. Yet, when people look back on it, it's been judged as one of the top ten transactions of the 90's for creating shareholder value.

                           I think as people look back on this decade, this has exactly the same opportunity. If you look at the way this suite of activities and businesses fit, it is a much tighter fit with Williams, because of the fact that we already have assets in the Rocky Mountains, and when we did Transco, that was really a physical step out from a historic footprint. This is not. This is a very complimentary acquisition in a geography where we have a number of complimentary assets and activities. I think this is, on that basis alone, going in, is a better transaction. It's our intent to do exactly what we did with Transco, and that's have the business perform over the next number of years in a way that makes it equally good in a retrospective way from a shareholder point of view.

D. Easee                   Right.  Thanks, Keith, and good luck.

Moderator                  The next question comes from Anatoll Fajen of JP
                           Morgan. Please go ahead.

A. Fajen Good morning, Keith. Congratulations. A quick question, you guys were kind enough to share with us last week the methodology for risk management that you follow. Does this deal impact significantly, or to ask another way, is the accretion from this deal to some extent driven by the hedge that you're putting on with this physical gas?

K. Bailey                  No.  As I said, the hedging philosophy will be
                           done in the context of our overall book, and you, as you point out, had an opportunity last week to visit with our trading folks and gain an understanding of that philosophy. The accretion is based on just our sense of the business performance and what we would anticipate delivering as a result of net income, without considering hedging. To the extent that we can optimize or reduce the risk profile of that forward income stream, we will certainly do that, but only in the context of the overall book.

A. Fajen Right, but from the standpoint that this provides a large physical hedge to the book going forward, that's an incremental benefit, that's not captured in the kind of straight out accretion analysis that we're doing right now?

K. Bailey                  That's right.  That, again, is probably not
                           described as much in the actual printed earnings as it is in the risk profile surrounding those earnings.

A. Fajen                   Great.

K. Bailey                  This will have, I think, a significant
                           moderating impact on the risk profile, even though, as you know from your visit, we take a very conservative approach, I think relative to our peers in that regard in any event.

A. Fajen                   Absolutely.  Thanks, Keith.

Moderator                  Next we go to Oscar Woo of Numera Securities.
                           Please go ahead.

O. Woo                     Thanks.  My questions have been answered.

Moderator                  Next we go to Todd Mason of Alpine Associates.
                           Please go ahead.

T. Mason Yes. The question was asked earlier, concerning what might happen, I guess if the stock of Williams rallied a lot, so that the value of the stock part of the merger would be a lot higher than the tender price. I gather there's nothing in the agreement to contemplate that sort of situation?

K. Bailey                  Actually we're doing a fixed exchange ratio, and
                           frankly, that's a very happy answer for every shareholder.

T. Mason                   Sure, but you get sort of a funny, catch
                           22 situation, where if it's a condition that people must tender to a lower price, there should be a mechanism, so that there doesn't have to be a renegotiation of the agreement to get some closing on the merger?

K. Bailey                  Again, as you well know in a situation like this,
                           you probably have reprofiled the shareholder base to one that has a lot of trading money in it, in addition to the long-term investors. My sense is that a lot of that trading money will move to the cash and the long-term investors have a very good opportunity to continue to invest in these assets in the context of a larger company.

T. Mason The happier situation you have with Williams, the more the traders are going to be inclined to want to go for a stock election if it's a premium to the cash?

K. Bailey                  We'll just have to see how that plays itself out.

T. Mason I assume there'd be some flexibility, if you got to a situation where-- There have been situations before where there weren't enough shareholders to take cash, and in those situations companies have sat down and re-jiggered the structure to allow a one-step and finesse that problem.

K. Bailey                  Well as I say, I learned a long time ago
                           that it's probably not useful to speculate and deal with assumptions based on assumptions. We have what I consider to be an executable deal on the table. We think the structure makes a lot of sense, and we have every expectation of this deal going to the finish line as we've proposed it.

T. Mason                   Okay.  Thank you.

Moderator                  The next question comes from the line of Jeff
                           Dieter of Simmons. Please go ahead.

J. Dieter                  It's Jeff Dieter with Simmons.  Could you talk about
                           what kind of production growth rate you would expect as an overall company after the Barrett merger is closed? Production growth.

K. Bailey                  Jeff, I think that is something that will be
                           picked up in the context of the tender documents themselves.

T. Mason                   Okay.  Thank you very much.

Moderator                  The next question comes from the line of Ray
                           Deacon of Dain Rauscher. Please go ahead.

R. Deacon                  Keith, are there any employment contracts on the
                           Barrett side that are going to go along with this? You talked about trying to retain as many people as you could, but are you going to try to lock anybody up?

K. Bailey                  At this point, Williams obviously isn't in a
                           position to do anything in that regard.

R. Deacon                  Okay.

K. Bailey                  Whatever exists, from a Barrett point of
                           view, is there and will be just a factor that we deal with, as we look at putting together the team that we'll have going forward.

R. Deacon                  Okay.  You said you'd talk about the production
                           levels you see in the tender offer document I guess, but can you say anything about the budget? Are there any areas where you feel like you would maybe accelerate what Barrett is doing or expand the budget in any way?

K. Bailey                  Let me just answer that in a broad sense, as we've
                           looked at their budget, it is not at all inconsistent with the sort of budget that we think we would have put together for the same properties. Clearly, one of the things that we will do over the course of time, as we lead up to the completion of this merger, will be to fine-tune that. Based on what we have seen through the data room process, and through our discussions with the Barrett management, I would be surprised if there are any major changes from what they had outlined.

R. Deacon                  Okay.  Thank you.

Moderator                  There are no further questions at this time.
                           Please continue.

K. Bailey                  From our point of view, again, this is a very
                           exciting day. I think it will go down as one of the best acquisitions that Williams has been able to engage in, certainly over the course of my time at the company. I think as people look back, it will be something that they're very pleased with, whether they are shareholders that elect to take the cash portion, or those that elect to remain an ongoing shareholder.

P. Dea I'd just like to close by saying that I believe this transaction allows Barrett shareholders to participate in a broader range of the value change between the well head, the burner tip, and the electrical generation side. What Barrett brings to the new company are core assets of natural gas, and a very talented exploration and production pool of employees, who as I mentioned before, can produce gas for as low as $0.30 per Mcfe. So when we add these high quality physical and human assets, and link those with Williams' midstream and downstream, and some of their upstream assets, you've really got a powerhouse to bring some very powerful synergies and value to all the shareholders.

                           With that, I'll thank you all very much for your participation today.

K. Bailey                  Thank you.

Moderator                  Ladies and gentlemen, this conference will be
                           available for replay, beginning 2:30 p.m.
                           Central Time today, going through midnight the evening of May 14th, which is next Monday. You may access the AT&T Executive Playback Service by dialing one of the following two numbers, 1-800-475-6701 or 320-365-3844, and when prompted, please enter the access code 585970.

                           That does conclude our conference for today.
                           Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.